

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 14, 2023

Peter Ferola
Chief Legal Officer
22nd Century Group, Inc.
500 Seneca Street, Suite 507
Buffalo, New York, 14204

>   **Re: 22nd Century Group, Inc.**
>   **Registration Statement on Form S-3**
>   **Filed on April 11, 2023**
>   **File No. 333-271217**

Dear Peter Ferola:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Bradley Ecker at (202) 551-4985 with any questions.

>   Sincerely,
>
>   Division of Corporation Finance
>   Office of Manufacturing